06007007

AB 3/29/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-31955 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) Minnesota (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 213 SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 6/9

**OATH OR AFFIRMATION**

I, Lynda Czarnetzki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

# INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Securian Financial Services, Inc. and subsidiaries (the Company) as of December 31, 2005 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

**SECURIAN FINANCIAL SERVICES, INC.**
**AND SUBSIDIARIES**
**Consolidated Statement of Financial Condition**
**December 31, 2005**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,656,133 |
| Investment in money market fund, at market value, which equals cost | | 4,200,552 |
| Total cash and cash equivalents | | 7,856,685 |
| Investment in partnership | | 3,038,711 |
| Commissions receivable | | 541,264 |
| Due from affiliates | | 214,631 |
| Accounts receivable | | 122,548 |
| Income tax recievable | | |
| Current | | 1,069,141 |
| Deferred | | 427,869 |
| Securities owned at market value | | 18,195 |
| Receivable from broker/dealer | | 8,872 |
| Software, net of accumulated amortization of $2,093,476 | | 864,163 |
| Prepaid expenses | | 231,180 |
| Deposit with clearing organization | | 100,000 |
| | $ | 14,493,259 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ | 430,290 |
| Bonus payable | | 2,272,402 |
| Accrued expenses | | 3,503,854 |
| Securities sold, not yet purchased at market value | | 8,872 |
| Payable to broker/dealer | | 18,195 |
| Due to affiliates | | 2,025,984 |
| | | 8,259,597 |
| Stockholder's equity: | | |
| Paid-in capital; authorized 25,000 shares of common stock, no par value; issued and outstanding 100 shares | | 39,665,635 |
| Accumulated deficit | | (33,431,973) |
| Total stockholder's equity | | 6,233,662 |
| | $ | 14,493,259 |

See accompanying notes to consolidated financial statements.

**SECURIAN FINANCIAL SERVICES, INC.**
**AND SUBSIDIARIES**
**Consolidated Statement of Operations**
**For the year ended December 31, 2005**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions and distribution and service fee income: | | |
| 12b-1 fees from insurance products | $ | 13,053,586 |
| Investment advisory fees | | 16,047,133 |
| Other mutual funds | | 21,990,589 |
| Other products | | 17,432,069 |
| Fee income received from affiliate | | 4,215,792 |
| Net realized investment losses | | (2,325,147) |
| Other income | | 3,145,442 |
| | | 73,559,464 |
| **Expenses** | | |
| Commissions and distribution and service fee expense: | | |
| 12b-1 from insurance products | | 13,053,586 |
| Investment advisory | | 14,215,760 |
| Other mutual funds | | 18,329,612 |
| Other products | | 15,362,046 |
| Salaries | | 10,708,534 |
| Registration fees | | 437,254 |
| General and administrative expenses | | 6,801,498 |
| | | 78,908,290 |
| Loss before income taxes | | (5,348,826) |
| Income tax benefit | | 1,995,232 |
| Net loss | $ | (3,353,594) |

See accompanying notes to consolidated financial statements.

**SECURIAN FINANCIAL SERVICES, INC.**
**AND SUBSIDIARIES**
**Consolidated Statement of Stockholder's Equity**
**For the year ended December 31, 2005**

| | Paid-in capital | Accumulated deficit | Total |
|---|---|---|---|
| Balances at December 31, 2004 | $ 41,865,635 | (30,078,379) | $ 11,787,256 |
| Dividend to Parent | (2,200,000) | - | (2,200,000) |
| Net loss | - | (3,353,594) | (3,353,594) |
| Balances at December 31, 2005 | $ 39,665,635 | (33,431,973) | $ 6,233,662 |

See accompanying notes to consolidated financial statements.

**SECURIAN FINANCIAL SERVICES, INC.**
**AND SUBSIDIARIES**
**Consolidated Statement of Cash Flows**
**For the year ended December 31, 2005**

| | |
|---|---|
| **Cash flows used in operating activities** | |
| Net loss | $ (3,353,594) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Software amortization | 362,046 |
| Software capitalized | (392,574) |
| Net realized investment losses from investment in partnership | 2,399,000 |
| Undistributed earnings from investment in partnership | (686,825) |
| Change in operating assets and liabilities: | |
| Decrease in commissions receivable | 967,696 |
| Decrease in due from affiliates | 20,018 |
| Increase in accounts receivable | (53,592) |
| Decrease in prepaid expenses | 308,535 |
| Decrease in commissions payable | (188,051) |
| Increase in bonus payable | 390,890 |
| Increase in due to affiliates | 372,791 |
| Increase in accrued expenses | 770,527 |
| Change in current and deferred income tax receivable, net | 218,022 |
| Net cash provided by operating activities | 1,134,889 |
| **Cash flows from investing activities** | |
| Purchase of securities | 107,365 |
| Sale of securities | (107,365) |
| Distributions from investment in partnership | 204,238 |
| Net cash provided by investing activities | 204,238 |
| **Cash flows from financing activities** | |
| Dividend to Parent | (2,200,000) |
| Cash used in financing activities | (2,200,000) |
| Decrease in cash and cash equivalents | (860,873) |
| Cash and cash equivalents at beginning of year | 8,717,558 |
| Cash and cash equivalents at end of year | $ 7,856,685 |

See accompanying notes to consolidated financial statements.

## (1) Basis of Presentation and Nature of Business

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of Securian Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Securian Financial Group, Inc.) and its majority-owned subsidiary WorthMark Alliance VIII, LLC (Alliance VIII). All significant intercompany balances and transactions have been eliminated in the consolidation.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of Securian Financial Group, Inc. (SFG), variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operating loss.

## (2) Summary of Significant Accounting Policies

### Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life. For the year ended December 31, 2005 the Company received and transferred $13,053,586 included in 12b-1 fees from insurance products.

### Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in money market mutual funds. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

## (2) Summary of Significant Accounting Policies (Continued)

### Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2005, the Company had unamortized cost of $864,163.

### Investment in Partnership

The Company owns a 45% investment in a general agency. This investment is carried on the consolidated statement of financial position at the amount invested, adjusted to recognize the Company's ownership share of the earnings or losses of the investee after acquisition adjusted for any distributions received (equity method accounting). The valuation of this investment is based on the general agency financial statement from the previous quarter. The Company believes this valuation represents the best available estimate. For the year ended December 31, 2005, the Company recorded earnings of $686,825 included in other income and received distributions of $204,238.

At purchase, the Company also recorded $4,159,277 of goodwill related to its investment in partnership. Goodwill related to investments held under the equity method of accounting represents the difference between the cost of the investment and the amount of underlying equity in net assets of the investee.

The investment in partnership asset, consisting of both the equity value of the investment and related goodwill, are evaluated annually regarding the necessity of recording impairment losses for an other-than-temporary impairment decline in the fair value of the asset.

As part of this evaluation, the Company considers events or changes in circumstances that may indicate the asset's carrying value is not recoverable. During this review in 2005, it has been determined that the agency's ongoing operations, while profitable, will not achieve the levels expected at purchase either currently or in the future.

As a result, projected future cash flows were determined to be less than the carrying value of these assets. A revised carrying value was calculated using discounted estimated future cash flows. An impairment of goodwill related to the investment in partnership in the amount of $2,399,000 is included in net realized investment losses in the consolidated statement of operations.

### Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

## (2) Summary of Significant Accounting Policies (Continued)

Variable Interest Entities

The Company has reviewed all investments and relationships for potential variable interest entities (VIE). This review determines whether certain entities should be included in the Company's consolidated financial statements. An entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

As of December 31, 2005, the Company had identified no investments or relationships that would be identified as a VIE.

Risk Disclosures

Credit Risk:
Financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration risk. The Company places its cash and cash equivalents with high quality financial institutions in order to limit the potential credit exposure.

Legal/Regulatory Risk:
The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

New Pronouncements

In May 2005, the FASB issued Statement No. 154 (FAS 154), *Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.* This document establishes retrospective application for a change in accounting principle, if practicable, unless specifically addressed in transition guidance within an accounting pronouncement. The document also provides guidance for determining whether retroactive treatment is impracticable. In addition the document addresses reporting of a correction of an error and restating previously issued financial statements. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company expects no material impact to its consolidated results of operations or financial position due to the adoption of FAS 154.

## (3) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $4,215,792 from Minnesota Life for performing compliance functions for these variable products.

Under a management services agreement with Minnesota Life and SFG, the Company incurred from Minnesota Life and SFG $9,919,888 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFG incurs on behalf of the Company. At December 31, 2005, $2,025,984 was payable to Minnesota Life and SFG for such expenses.

Distribution and service fee income of $5,705,288 was recognized and included in 12b-1 from insurance products during the year ended December 31, 2005 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund and the Waddell & Reed Target Portfolios, are transferred to Minnesota Life. The amount transferred was $13,053,586 in 2005.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2005, the Company charged expenses totaling $1,452,896 and $214,631 was included in due from affiliates for such expenses.

## (4) Income Taxes

The Company's federal income tax return is a consolidated life/non-life return filed under Minnesota Mutual Companies, Inc., the ultimate parent of Securian Financial Group. The method of allocation between companies is subject to written agreement, approved by an officer of the company. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service.

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

(4) **Income Taxes (Continued)**

The income tax benefit for the year ended December 31, 2005 consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ (1,241,417) | $ (554,924) | $ (1,796,341) |
| State | 0 | (198,891) | (198,891) |
| | $ (1,241,417) | $ (753,815) | $ (1,995,232) |

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

| | |
|---|---|
| Amount computed using the statutory rate | $ (1,872,090) |
| State taxes, net of federal benefit | (129,279) |
| Other | 6,137 |
| | $ (1,995,232) |

The tax effects of temporary differences that gave rise to deferred tax (assets)/liabilities are as follows:

| | |
|---|---|
| State net operating losses and other | $ 1,077,600 |
| Prepaid expenses | (78,983) |
| Partnership income | 433,633 |
| Capitalized software | (56,060) |
| | 1,376,190 |
| Valuation allowance | (948,321) |
| | $ 427,869 |

The Company has recorded a valuation allowance as of December 31, 2005 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized.

The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2005 was $140,537.

The state net operating loss carryforwards amount to $23,200,000 at December 31, 2005 and were generated in various states with expiration periods of 5 to 20 years. 50% of the net operating loss carryforward amounts will expire prior to 2015 and are included in the valuation allowance as of December 31, 2005.

The consolidated tax returns for Minnesota Mutual Companies, Inc. and Subsidiaries for 2003 and 2004 are currently under examination by the IRS. The Company believes that any additional taxes refunded or assessed as a result of the examination will not have a material effect on its financial position.

Income taxes received for the year ended December 31, 2005 was $2,213,254.

## (5) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $1,308,995 and $435,321, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 4.99 to 1 at December 31, 2005.

The net capital computation removes the effects of consolidation of subsidiary companies in accordance with Rule 15c3-1 of the Securities and Exchange Commission. There is no material impact to the Company's statement of financial condition or net capital computation relating to removing consolidation impacts.

## (6) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (7) Dividends and Capital Contributions

During 2005, the Company declared and paid, in cash, a dividend to SFG in the amount of $2,200,000.

The Company did not receive any capital contributions during 2005.

## (8) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on consolidated operations or the financial position of the Company.

The Company has purchased investment advisor businesses from certain general agencies. Included in the purchase agreements are earn out provisions that entitle the agent to additional revenue if certain criteria are met. At December 31, 2005, the Company has accrued $710,000 related to these provisions.

**SECURIAN FINANCIAL SERVICES, INC.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**as of December 31, 2005**

| | | |
|---|---|---|
| Stockholder's equity | $ | 6,233,662 |
| Deductions - nonallowable assets: | | |
| Due from affiliates | | 214,631 |
| Accounts receivable | | 122,548 |
| Software | | 864,163 |
| Investment in partnership | | 3,038,711 |
| Prepaid expenses | | 231,180 |
| | | 4,471,233 |
| Net capital before haircuts on securities | | 1,762,429 |
| Haircuts on securities | | 145,332 |
| Deductions to net capital: | | |
| Fidelity bond deduction | | 195,066 |
| Consolidation of subsidiaries | | 113,036 |
| Net capital | $ | 1,308,995 |
| Total aggregate indebtedness | $ | 6,529,809 |
| Net capital | $ | 1,308,995 |
| Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $6,529,809) | | 435,321 |
| Net capital in excess of requirements | $ | 873,674 |
| Ratio of aggregate indebtedness to net capital | | 4.99 to 1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended on February 21, 2006) and the above computations.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

## Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Securian Financial Services, Inc. (the Company) for the year ended December 31, 2005, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006